SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD ANNOUNCES THAT IT HAS SUCCESSFULLY
COMPLETED ITS OFFERING OF US$450 MILLION OF SENIOR NOTES

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

March 6, 2006.

Item 3     News Release

Quebecor World Inc. (the "QWI") issued two press releases, on March 1st and March 6th, 2006. These press releases are appended hereto and form an integral part hereof.

Item 4     Summary of Material Change

On February 17, 2006, QWI announced that it planned to offer approximately US$300 million aggregate principal amount of new Senior Notes due 2016. The Corporation has filed a Material Change Report in this regard on February 21, 2006.

On March 1, 2006, QWI announced that it has priced its previously announced private placement of Senior Notes and that the increased offering, previously announced at US$300 million, will consist of US$450 million aggregate principal amount of unsecured 8¾% Senior Notes due March 15, 2016.

On March 6, 2006, QWI announced that it has successfully closed its private offering of US$450 million aggregate principal amount of 8¾% Senior Notes due March 15, 2016, which were sold at par. The new Senior Notes were issued by Quebecor World Capital ULC, a new indirect wholly-owned subsidiary of QWI, and were unconditionally guaranteed on a senior unsecured basis by QWI and by certain of its other wholly-owned subsidiaries, namely Quebecor World (USA) Inc. and Quebecor World Capital LLC. The net proceeds from the sale of the Senior Notes amount to approximately US$442.2 million and will be used to repay in full US$250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 of QWI's wholly-owned subsidiary, Quebecor World Capital Corporation, and the balance will be used for general corporate purposes, including the reduction of other indebtedness.

The offering was made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The new Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In Canada, the offering of new Senior Notes was made on a prospectus exempt basis under applicable Canadian securities laws and, accordingly, any re-sale of the Senior Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Item 5     Full Description of Material Change

See Item 4 above and Press Release annexed.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact Philippe Cloutier, Director, Finance and Investor Relations, at (514) 877-5147 or (800) 567-7070, or with Tony Ross, Director, Communications, at (514) 877-5317 or (800) 567-7070.

Item 9     Date of report

March 10, 2006

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Assistant Secretary

March 6, 2006                                                                                                                                   09/06

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD ANNOUNCES THAT IT HAS SUCCESSFULLY
COMPLETED ITS OFFERING OF US$450 MILLION OF SENIOR NOTES

Montréal, Canada  –  Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) announced today that it has successfully closed its private offering of US$450 million aggregate principal amount of 8¾% Senior Notes due March 15, 2016, which were sold at par. The new Senior Notes were issued by Quebecor World Capital ULC, a new indirect wholly-owned subsidiary of Quebecor World, and were unconditionally guaranteed on a senior unsecured basis by Quebecor World Inc. and by certain of its other wholly-owned subsidiaries, namely Quebecor World (USA) Inc. and Quebecor World Capital LLC. The net proceeds from the sale of the Senior Notes amount to approximately US$442.2 million and will be used to repay in full US$250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 of Quebecor World's wholly-owned subsidiary, Quebecor World Capital Corporation, and the balance will be used for general corporate purposes, including the reduction of other indebtedness.

"We are pleased with the confidence shown in Quebecor World as demonstrated by the high level of interest in this private placement and by the substantial increase in the size of the offering from that originally announced on February 17, 2006", commented Jacques Mallette, Executive Vice-President and Chief Financial Officer, Quebecor World Inc. "This provides Quebecor World with additional liquidity and financial flexibility going forward."

The offering was made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The new Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In Canada, the offering of new Senior Notes was made on a prospectus exempt basis under applicable Canadian securities laws and, accordingly, any re-sale of the Senior Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

For immediate release                                                                                                                     page 2 of 2

About Quebecor World Inc.:
Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 31,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070
Roland Ribotti Assistant Treasurer Quebecor World Inc. (514) 877-5343 (800) 567-7070

March 1, 2006                                                                                                                                          08/06

For immediate release                                                                                                                     page 1 of 1

QUEBECOR WORLD SETTLES TERMS OF
US$450 MILLION OF SENIOR UNSECURED NOTES

Montréal, Canada  –  Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) announced today that that it has priced its previously announced private placement of Senior Notes. The increased offering, previously announced at US$300 million, will consist of US$450 million aggregate principal amount of unsecured 8¾% Senior Notes due March 15, 2016. The Senior Notes, which will be sold at par value, will be issued by Quebecor World Capital ULC, a new indirect wholly-owned subsidiary of Quebecor World and will be unconditionally guaranteed on a senior unsecured basis by Quebecor World Inc. and by certain of its other wholly-owned subsidiaries, namely Quebecor World (USA) Inc. and Quebecor World Capital LLC. The net proceeds of the offering of the Senior Notes will be used to repay in full US$250 million aggregate principal amount of 7.20% Senior Notes due March 28, 2006 of Quebecor World's wholly-owned subsidiary, Quebecor World Capital Corporation, and the balance will be used for general corporate purposes and for the reduction of other indebtedness. The new senior notes offering is expected to close on or about March 6, 2006.

The offering is being made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The new Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The new Senior Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the Senior Notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

About Quebecor World Inc.:

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 31,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070
Roland Ribotti Assistant Treasurer Quebecor World Inc. (514) 877-5143 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     March 10, 2006